UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-l(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2*

Under the Securities Exchange Act of 1934

Baozun Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

06684L 103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SoftBank Group Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,029,611(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,029,611(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,029,611(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.5% of the Class A ordinary shares(2) (or 13.2% of the total ordinary shares assuming conversion of all outstanding Series B ordinary shares into the same number of Class A ordinary shares)

12	TYPE OF REPORTING PERSON CO

(1)	Includes 20,029,611 Class A ordinary shares beneficially owned by SoftBank Group Corp. as of December 31, 2015.

(2)	Based on 138,170,631 Class A ordinary shares and 13,300,738 Class B ordinary shares issued and outstanding as of December 31, 2015. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting and conversion. Each Class A Ordinary Share is entitled to one vote per share. Each Class B Ordinary Share is entitled to ten votes per share and is convertible at any time into one Class A Ordinary Share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tsubasa Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federated States of Micronesia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,029,611(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,029,611(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,029,611(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.5% of the Class A ordinary shares(2) (or 13.2% of the total ordinary shares assuming conversion of all outstanding Series B ordinary shares into the same number of Class A ordinary shares)

12	TYPE OF REPORTING PERSON CO

(1)	Includes 20,029,611 Class A ordinary shares directly held by Tsubasa Corporation as of December 31, 2015.

(2)	Based on 138,170,631 Class A ordinary shares and 13,300,738 Class B ordinary shares issued and outstanding as of December 31, 2015. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting and conversion. Each Class A Ordinary Share is entitled to one vote per share. Each Class B Ordinary Share is entitled to ten votes per share and is convertible at any time into one Class A Ordinary Share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 1(a)	Name of Issuer:

Baozun Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Building No. H, No. 1188 Wanrong Road, Zhabei District,

Shanghai 200436, the People’s Republic of China

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Tsubasa Corporation and SoftBank Group Corp. (collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, If None, Residence

The address of the principal business office of Tsubasa Corporation is VB Center, Suite 2A, 14 Pohn Umpomp Place, Nett, Pohnpei, FSM.

The address of the principal business office of SoftBank Group Corp. is 1-9-1 Higashi-shimbashi, Minato-ku, Tokyo 105-7303, Japan.

Item 2(c)	Citizenship:

See Row 4 of cover page for each Reporting Person.

Item 2(d)	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share, of the Issuer.

Item 2(e)	CUSIP Number:

06684L 103

Item 3.	Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of the Issuer by the person filing this statement is provided as of December 31, 2015. The table below is prepared based on 138,170,631 Class A ordinary shares and 13,300,738 Class B ordinary shares issued and outstanding as of December 31, 2015.

Reporting Person: Tsubasa Corporation SoftBank Group Corp.	Class A Ordinary Shares		Class B Ordinary shares	Total Ordinary Shares on as-converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned:	20,029,611	(2)	0	20,029,611		—
(b) Percent of class:	14.5%	(3)	0	13.2%	(4)	7.4%	(1)
(c) number of Shas as to which the person has:
(i) Sole power to vote or direct the vote:	20,029,611		0	20,029,611		—
(ii) Shared power to vote or to direct to vote:	0		0	0		—
(iii) Sole power to dispose or to direct the disposition of:	20,029,611		0	20,029,611		—
(iv) Shared power to dispose or to direct the disposition of:	0		0	0		—

Notes:

(1)	Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of Class A and Class B ordinary shares of the Issuer on as-converted basis. Each holder of Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of Class B ordinary shares is entitled to ten votes per Class B ordinary share.

(2)	Representing 20,029,611 Class A ordinary shares held by Tsubasa Corporation as of December 31, 2015.

(3)	To derive this percentage, (i) the numerator is 20,029,611, and (ii) the denominator is 138,170,631, being the number of the Issuer’s Class A ordinary shares outstanding at December 31, 2015.

(4)	To derive this percentage, (i) the numerator is 20,029,611, and (ii) the denominator is the sum of (x) 138,170,631, being the number of the Issuer’s Class A ordinary shares outstanding at December 31, 2015, and (y) 13,300,738, being the number of the Issuer’s total Class B ordinary shares outstanding at December 31, 2015 that are convertible into the same number of Class A ordinary shares.

Tsubasa Corporation is the record owner of 20,029,611 Class A ordinary shares of the Issuer. SoftBank Group Corp. is the sole shareholder of Tsubasa Corporation, and thereby may be deemed to beneficially own all of the shares held by Tsubasa Corporation.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See exhibit 99.2.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

TSUBASA CORPORATION

By:	/s/ Makoto Koyama
Name:	Makoto Koyama
Title:	President

SOFTBANK GROUP CORP.

By:	/s/ Yoshimitsu Goto
Name:	Yoshimitsu Goto
Title:	Executive Corporate Officer General Manager, Finance

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 12, 2016, by and among Tsubasa Corporation and SoftBank Group Corp.

99.2	Item 7 Information